May 12, 2010

Filed on EDGARLINK
Rebekah Blakeley Moore
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	Comm Bancorp, Inc. Form 8-K filed May 7, 2010 File No. 000-17455

Dear Ms. Moore:

In accordance with the telephone conversation among you, me and our counsel, we are amending the above-filed Form 8-K by deleting the paragraph containing the language “...not be deemed to be filed....” The Form 8-K/A, Amendment No. 1, is being filed on EDGARLINK on the same date as this letter to you.

Furthermore, on behalf of Comm Bancorp, Inc. (the “Company”), we acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Scott A. Seasock
Scott A. Seasock,
Chief Financial Officer
Comm Bancorp, Inc.